Exhibit 99.1

SOHU.COM REPORTS FOURTH QUARTER AND FISCAL YEAR 2021 UNAUDITED FINANCIAL RESULTS

BEIJING, February 22, 2022 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, and game business group, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter Highlights

•	Total revenues were US$193 million[1], down 24% year-over-year and 11% quarter-over-quarter.

•	Brand advertising revenues were US$34 million, down 20% year-over-year and flat quarter-over-quarter.

•	Online game revenues were US$144 million, down 27% year-over-year and 14% quarter-over-quarter.

•

GAAP net income[2] attributable to Sohu.com Limited was US$4 million, compared with net income of US$47 million in the fourth quarter of 2020 and net income of US$12 million in the third quarter of 2021.

•

Non-GAAP[3] net income attributable to Sohu.com Limited was US$0.2 million, compared with net income of US$53 million in the fourth quarter of 2020 and net income of US$17 million in the third quarter of 2021.

Fiscal Year 2021 Highlights

•	Total revenues were US$836 million, up 11% compared with 2020.

•	Brand advertising revenues were US$135 million, down 8% compared with 2020.

•	Online game revenues were US$638 million, up 19% compared with 2020.

•

GAAP net income attributable to Sohu.com Limited was US$69 million, compared with net income of US$33 million in 2020, excluding the impact of an additional accrual of withholding income tax recognized by Changyou in the second quarter of 2020[4].

•

Non-GAAP net income attributable to Sohu.com Limited was US$79 million, compared with net income of US$51 million in 2020, excluding the impact of the additional accrual of withholding income tax described above.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “During the fourth quarter of 2021 and for the whole year, we faced ongoing significant challenges from the macroeconomic environment and uncertainties of the COVID-19 pandemic. Despite these headwinds, we were proactive in refining our technology, developing product innovations, improving operating efficiency and exploring differentiated monetization opportunities. In the fourth quarter, we were ahead of guidance in brand advertising revenue, and achieved profitability for the full year and every quarter in 2021. For Sohu Media and Sohu Video, we provided better user experience through improvements in products and social interaction features. We applied advanced live broadcasting technologies to large and unique content marketing events. Based on the competitive advantages of the Sohu product matrix, these live broadcasting events helped us to generate a high volume of premium content and wide social distribution. We were able to further consolidate our influence as a mainstream media platform, and better capture advertisers’ attention and budgets. For Changyou, its online game business delivered in-line quarterly results, while its overall revenue for 2021 continued to grow year-over-year.”

[1]

On a constant currency (non-GAAP) basis, if the exchange rate in the fourth quarter of 2021 had been the same as it was in the fourth quarter of 2020, or RMB6.63=US$1.00, US$ total revenues in the fourth quarter of 2021 would have been US$186 million, or US$7 million less than GAAP total revenues, and down 26% year-over-year.

[2]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[3]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

[4]

Following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million in the second quarter of 2020.

Fourth Quarter Financial Results

Revenues

Total revenues were US$193 million, down 24% year-over-year and 11% quarter-over-quarter.

Brand advertising revenues totaled US$34 million, down 20% year-over-year and flat quarter-over-quarter. The decrease was mainly due to decreases in portal advertising revenues.

Online game revenues were US$144 million, down 27% year-over-year and 14% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline of TLBB Vintage, which was launched during the fourth quarter of 2020. The quarter-over-quarter decrease was mainly due to the natural decline of Little Raccoon: Heroes, which was launched during the third quarter of 2021.

Gross Margin

Both GAAP and non-GAAP gross margin was 73%, compared with 79% in the fourth quarter of 2020 and 74% in the third quarter of 2021.

Both GAAP and non-GAAP gross margin for the brand advertising business was 28%, compared with 31% in the fourth quarter of 2020 and 29% in the third quarter of 2021.

Both GAAP and non-GAAP gross margin for online games was 84%, compared with 90% in the fourth quarter of 2020 and 83% in the third quarter of 2021. The year-over-year decrease in gross margin was mainly due to a higher percentage revenue contribution from mobile games, which typically require higher revenue-sharing payments.

Operating Expenses

For the fourth quarter of 2021, GAAP operating expenses totaled US$144 million, up 8% year-over-year and 7% quarter-over-quarter. Non-GAAP operating expenses were US$144 million, up 9% year-over-year and quarter-over-quarter. The year-over-year increase was mainly due to increases in salary and benefits expenses and marketing expenses. The quarter-over-quarter increase was mainly due to increases in marketing expenses and increases in Changyou’s outsourcing fees related to product development.

Operating Profit/(Loss)

GAAP operating loss was US$3 million, compared with an operating profit of US$67 million in the fourth quarter of 2020 and an operating profit of US$25 million in the third quarter of 2021.

Non-GAAP operating loss was US$3 million, compared with an operating profit of US$68 million in the fourth quarter of 2020 and an operating profit of US$28 million in the third quarter of 2021.

Income Tax Expense

GAAP income tax expense was US$9 million, compared with income tax expense of US$21 million in the fourth quarter of 2020 and income tax expense of US$20 million in the third quarter of 2021. Non-GAAP income tax expense was US$6 million, compared with income tax expense of US$21 million in the fourth quarter of 2020 and income tax expense of US$19 million in the third quarter of 2021. Income tax expense in the fourth quarter of 2021 included a one-time tax benefit of US$7 million recognized by Changyou after pre-adjustment of its income tax due for 2021.

Net Income

GAAP net income attributable to Sohu.com Limited was US$4 million, or net income of US$0.09 per fully-diluted ADS, compared with net income of US$47 million in the fourth quarter of 2020 and net income of US$12 million in the third quarter of 2021.

Non-GAAP net income attributable to Sohu.com Limited was US$0.2 million, or net income of US$0.01 per fully-diluted ADS, compared with net income of US$53 million in the fourth quarter of 2020 and net income of US$17 million in the third quarter of 2021.

Liquidity and Capital Resources

As of December 31, 2021, cash and cash equivalents, short-term investments and long-term time deposits were totaled approximately $1.59 billion.

Fiscal Year 2021 Financial Results

Revenues

Total revenues were US$836 million, up 11% compared with 2020.

Brand advertising revenues were US$135 million, down 8% compared with 2020. The decrease was mainly due to decreases in portal advertising revenues.

Online game revenues were US$638 million, up 19% compared with 2020. The year-over-year increase was mainly from TLBB Vintage.

Gross Margin

Both GAAP and non-GAAP gross margin was 76%, compared with 71% in 2020.

Both GAAP and non-GAAP gross margin for the brand advertising business was 26%, compared with 28% in 2020.

Both GAAP and non-GAAP gross margin for online games was 86%, compared with 83% in 2020.

Operating Expenses

For 2021, GAAP operating expenses totaled US$533 million, up 16% compared with 2020. Non-GAAP operating expenses were US$525 million, up 18% compared with 2020. The increase in operating expenses was mainly due to increases in salary and benefits expenses and marketing expenses.

Operating Profit

GAAP operating profit was US$97 million, compared with an operating profit of US$73 million in 2020.

Non-GAAP operating profit was US$106 million, compared with an operating profit of US$88 million in 2020.

Income Tax Expense

GAAP income tax expense was US$62 million, compared with income tax expense of US$133 million in 2020. Non-GAAP income tax expense was US$56 million, compared with income tax expense of US$127 million in 2020. The income tax expense in 2020 included an additional accrual of withholding income tax of US$88 million recognized by Changyou in the second quarter of 2020, as Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends after the completion of the privatization of Changyou.

Net Income

GAAP net income attributable to Sohu.com Limited was US$69 million, or net income of US$1.75 per fully-diluted ADS, compared with net income of US$33 million in 2020, excluding the impact of the additional accrual of withholding income tax recognized by Changyou in the second quarter of 2020 described above. Non-GAAP net income attributable to Sohu.com Limited was US$79 million, or net income of US$2.00 per fully-diluted ADS, compared with net income of US$51 million in 2020, excluding the impact of the additional accrual of withholding income tax described above.

Supplementary Information for Changyou Results

Fourth Quarter 2021 Operating Results

•

For PC games, total average monthly active user accounts[5] (MAU) were 2.0 million, a decrease of 12% year-over-year and an increase of 1% quarter-over-quarter. The year-over-year decrease was mainly due to the natural decline of Changyou’s older games. Total quarterly aggregate active paying accounts[6] (APA) were 0.9 million, flat year-over-year and a decrease of 8% quarter-over-quarter. The quarter-over-quarter decrease was mainly due to fewer in-game promotional activities launched for TLBB PC during the quarter.

•

For mobile games, total average MAU were 2.5 million, an increase of 3% year-over-year and a decrease of 45% quarter-over-quarter. The quarter-over-quarter decrease was mainly due to the natural decline of Little Raccoon: Heroes. Total quarterly APA were 0.5 million, a decrease of 14% year-over-year and 48% quarter-over-quarter. The year-over- year decrease was mainly from TLBB Honor and Illusion Connect. The quarter-over-quarter decrease was mainly due to the natural decline of Little Raccoon: Heroes.

[5]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Fourth Quarter 2021 Unaudited Financial Results

Total revenues were US$146 million, a decrease of 27% year-over-year and 14% quarter-over-quarter. Online game revenues were US$144 million, a decrease of 27% year-over-year and 14% quarter-over-quarter. Online advertising revenues were US$2 million, a decrease of 27% year-over-year and 33% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$122 million, a decrease of 32% year-over-year and 13% quarter-over-quarter.

GAAP operating expenses were US$69 million, flat year-over-year and an increase of 8% quarter-over-quarter. The quarter-over-quarter increase was mainly due to an increase in outsourcing fees related to product development.

Non-GAAP operating expenses were US$67 million, an increase of 1% year-over-year and 10% quarter-over-quarter.

GAAP operating profit was US$53 million, compared with an operating profit of US$110 million for the fourth quarter of 2020 and US$77 million for the third quarter of 2021.

Non-GAAP operating profit was US$55 million, compared with a non-GAAP operating profit of US$112 million for the fourth quarter of 2020 and US$79 million for the third quarter of 2021.

Fiscal Year 2021 Unaudited Financial Results

Total revenues were US$649 million, an increase of 18% year-over-year. Online game revenues were US$638 million, an increase of 19% year-over-year. Online advertising revenues were US$11 million, a decrease of 8% year-over-year.

GAAP and non-GAAP gross profit were both US$558 million, an increase of 23% year-over-year.

GAAP operating expenses were US$256 million, an increase of 13% year-over-year. The year-over-year increase was mainly due to an increase in bonus expenses related to revenue growth.

Non-GAAP operating expenses were US$249 million, an increase of 15% year-over-year.

GAAP operating profit was US$302 million, compared with an operating profit of US$226 million for 2020.

Non-GAAP operating profit was US$310 million, compared with a non-GAAP operating profit of US$238 million for 2020.

Recent Development

As previously announced, on November 13, 2021 Sohu’s board of directors authorized a share repurchase program of up to US$100 million of the outstanding American depositary shares (“ADSs”) of Sohu over the next twelve months. As of February 18, 2022, Sohu had repurchased 3,079,064 ADSs under the share repurchase program for an aggregate cost of approximately US$53 million.

Business Outlook

For the first quarter of 2022, Sohu estimates:

•	Brand advertising revenues to be between US$23 million and US$26 million; this implies an annual decrease of 15% to 25% and a sequential decrease of 23% to 32%.

•	Online game revenues to be between US$130 million and US$140 million; this implies an annual decrease of 21% to 26% and a sequential decrease of 3% to 10%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$10 million and US$20 million; and GAAP net loss attributable to Sohu.com Limited to be between US$13 million US$23 million.

For the first quarter 2022 guidance, the Company has adopted a presumed exchange rate of RMB6.36 =US$1.00, as compared with the actual exchange rate of approximately RMB6.48=US$1.00 for the first quarter of 2021, and RMB6.40=US$1.00 for the fourth quarter of 2021.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the impairment charge recognized for an investment unrelated to the Company’s core businesses does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the impairment charge recognized for an investment unrelated to the Company’s core businesses, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, is that the impact of share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; and the effects of the COVID-19 pandemic on the economy in China in general and on Sohu’s business in particular. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2020, and other filings with and information furnished to the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, February 22, 2022 (8:30 p.m. Beijing/Hong Kong time, February 22, 2022) following the quarterly results announcement. Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/3658638. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time February 22 through March 1, 2022. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	3658638

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform in China, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news, information and content services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2021	Sep. 30, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
Revenues:
Brand advertising	$33,638	$33,748	$41,810	$134,967	$146,526
Online games	143,708	166,750	196,063	638,225	536,684
Others	15,645	15,592	15,362	62,384	66,680

Total revenues	192,991	216,090	253,235	835,576	749,890

Cost of revenues:
Brand advertising (includes share-based compensation expense of $-115, $7, $-59, $1, and $177 respectively)	24,214	24,006	28,836	99,522	105,604
Online games (includes share-based compensation expense of $43, $78, $79, $276, and $543, respectively)	23,053	28,977	19,154	87,616	91,526
Others	4,477	3,754	5,086	17,533	20,307

Total cost of revenues	51,744	56,737	53,076	204,671	217,437

Gross profit	141,247	159,353	200,159	630,905	532,453
Operating expenses:
Product development (includes share-based compensation expense of $437, $1,118, $966, $3,904, and $7,326 respectively)	68,392	65,898	65,671	268,863	241,941
Sales and marketing (includes share-based compensation expense of $-186, $83, $-95, $168, and $458 respectively)	54,793	45,349	51,945	182,690	159,787
General and administrative (includes share-based compensation expense of $110, $1,368, $459, $4,229, and $5,976 respectively)	20,970	23,290	15,696	81,880	57,354

Total operating expenses	144,155	134,537	133,312	533,433	459,082

Operating profit/(loss)	(2,908)	24,816	66,847	97,472	73,371
Other income, net	12,982	5,043	1,738	29,416	25,993
Interest income	3,359	4,200	2,670	15,641	7,369
Interest expense	—	(2,501)	(1,176)	(7,500)	(6,234)
Exchange difference	(1,150)	317	(2,080)	(3,462)	(3,800)

Income before income tax expense	12,283	31,875	67,999	131,567	96,699
Income tax expense[7]	8,695	19,577	21,416	62,296	133,226
Net income/(loss) from continuing operations	3,588	12,298	46,583	69,271	(36,527)

Net income/(loss) from discontinued operations, net of tax[8]	—	756,768	(9,212)	864,902	(91,793)

Net income/(loss)	3,588	769,066	37,371	934,173	(128,320)

Less: Net income/( loss) from continuing operations attributable to the noncontrolling interest shareholders	(1)	(1)	2	(3)	18,448

Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	—	(65,134)	(6,119)	6,451	(60,656)

Net income/(loss) from continuing operations attributable to Sohu.com Limited	3,589	12,299	46,581	69,274	(54,975)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited	—	821,902	(3,093)	858,451	(31,137)

Net income/(loss) attributable to Sohu.com Limited	3,589	834,201	43,488	927,725	(86,112)

Basic net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited[9]	$0.09	$0.31	$1.18	$1.75	$(1.39)

Basic net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$20.75	$(0.08)	$21.74	$(0.79)

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.09	$21.06	$1.10	$23.49	$(2.18)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	39,373	39,614	39,508	39,501	39,452

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.09	$0.31	$1.18	$1.75	$(1.40)

Diluted net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$20.75	$(0.08)	$21.74	$(0.79)

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.09	$21.06	$1.10	$23.49	$(2.19)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	39,373	39,614	39,508	39,501	39,452

[7]

Income tax expense for 2020 includes an additional accrual of withholding income tax of US$88 million recognized by Changyou in the second quarter of 2020, as Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends after the completion of the privatization of Changyou.

[8]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[9]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2021	As of Dec. 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$998,949	$217,057
Restricted cash	1,969	330,791
Short-term investments	399,345	100,745
Accounts receivable, net	82,550	87,521
Prepaid and other current assets	107,311	106,590
Assets held for sale (current)	—	1,412,168

Total current assets	1,590,124	2,254,872

Long-term investments, net	53,121	31,634
Fixed assets, net	329,997	337,674
Goodwill	48,811	48,434
Intangible assets, net	9,136	4,842
Long -term time deposits	189,007	—
Restricted time deposits	—	101,519
Prepaid non-current assets	—	1,006
Other assets	25,589	42,140

Total assets	$2,245,785	$2,822,121

LIABILITIES
Current liabilities:
Accounts payable	$87,447	$107,611
Accrued liabilities	138,196	157,513
Receipts in advance and deferred revenue	57,041	52,055
Accrued salary and benefits	91,485	100,826
Taxes payable	16,714	28,006
Short-term bank loans	—	315,550
Other short-term liabilities	112,568	106,171
Liabilities held for sale (current)	—	416,998

Total current liabilities	$503,451	$1,284,730

Long-term other payables	3,922	3,202
Long-term bank loans	—	92,000
Long-term tax liabilities	443,083	406,353
Other long-term liabilities	3,142	3,855

Total long-term liabilities	$450,147	$505,410

Total liabilities	$953,598	$1,790,140

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,290,869	347,369
Noncontrolling interest	1,318	684,612

Total shareholders’ equity	$1,292,187	$1,031,981

Total liabilities and shareholders’ equity	$2,245,785	$2,822,121

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2021				Three Months Ended Sep. 30, 2021				Three Months Ended Dec. 31, 2020
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		(115	)(a)			7	(a)			(59	) (a)

Brand advertising gross profit	$9,424	$(115)		$9,309	$9,742	$7		$9,749	$12,974	$(59)		$12,915

Brand advertising gross margin	28%			28%	29%			29%	31%			31%

		43	(a)			78	(a)			79	(a)

Online games gross profit	$120,655	$43		$120,698	$137,773	$78		$137,851	$176,909	$79		$176,988

Online games gross margin	84%			84%	83%			83%	90%			90%

		—	(a)			—	(a)			—	(a)

Others gross profit	$11,168	$—		$11,168	$11,838	$—		$11,838	$10,276	$—		$10,276

Others gross margin	71%			71%	76%			76%	67%			67%

		(72	) (a)			85	(a)			20	(a)

Gross profit	$141,247	$(72)		$141,175	$159,353	$85		$159,438	$200,159	$20		$200,179

Gross margin	73%			73%	74%			74%	79%			79%

Operating expenses	$144,155	$(361	)(a)	$143,794	$134,537	$(2,639	)(a)	$131,898	$133,312	$(1,330	)(a)	$131,982

		289	(a)			2,724	(a)			1,350	(a)

Operating profit/(loss)	$(2,908)	$289		$(2,619)	$24,816	$2,724		$27,540	$66,847	$1,350		$68,197

Operating margin	-2%			-1%	11%			13%	26%			27%

Income tax expense	$8,695	$(2,863	)(b,c)	$5,832	$19,577	$(865	)(b,c)	$18,712	$21,416	$(8	)(b,c)	$21,408

		289	(a)			2,724	(a)			1,350	(a)
		(4,900	)(b)			1,068	(b)			3,547	(b)
		1,230	(c)			1,221	(c)			1,190	(c)

Net income before non-controlling interest	$3,588	$(3,381)		$207	$12,298	$5,013		$17,311	$46,583	$6,087		$52,670

		289	(a)			2,724	(a)			1,350	(a)
		(4,900	)(b)			1,068	(b)			3,547	(b)
		1,230	(c)			1,221	(c)			1,190	(c)

Net income from continuing operations attributable to Sohu.com Limited for diluted net loss per share/ADS	$3,589	$(3,381)		$208	$12,299	$5,013		$17,312	$46,581	$6,087		$52,668

Net income/(loss) from discontinued operations attributable to Sohu.com Limited for diluted net loss per share/ADS[10]	$—	$—		$—	$821,902	$320		$822,222	$(3,093)	$425		$(2,668)

Net income attributable to Sohu.com Limited for diluted net loss per share/ADS	$3,589	$(3,381)		$208	$834,201	$5,333		$839,534	$43,488	$6,512		$50,000

Diluted net income from continuing operations per share/ADS attributable to Sohu.com Limited	$0.09			$0.01	$0.31			$0.44	$1.18			$1.33

Diluted net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$—			$—	$20.75			$20.76	$(0.08)			$(0.06)

Diluted net income per share/ADS attributable to Sohu.com Limited	$0.09			$0.01	$21.06			$21.19	$1.10			$1.27

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	39,373			39,373	39,614			39,614	39,508			39,508

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust for changes in the fair value of the Company’s investments and the income tax effect.
(c)	To adjust for the effect of the U.S. TCJA.
[10]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2021				Twelve Months Ended Dec. 31, 2020
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		1	(a)			177	(a)

Brand advertising gross profit	$35,445	$1		$35,446	$40,922	$177		$41,099

Brand advertising gross margin	26%			26%	28%			28%

		276	(a)			543	(a)

Online games gross profit	$550,609	$276		$550,885	$445,158	$543		$445,701

Online games gross margin	86%			86%	83%			83%

		—	(a)			—	(a)

Others gross profit	$44,851	$—		$44,851	$46,373	$—		$46,373

Others gross margin	72%			72%	70%			70%

		277	(a)			720	(a)

Gross profit	$630,905	$277		$631,182	$532,453	$720		$533,173

Gross margin	76%			76%	71%			71%

Operating expenses	$533,433	$(8,301)	(a)	$525,132	$459,082	$(13,760)	(a)	$445,322

		8,578	(a)			14,480	(a)

Operating profit	$97,472	$8,578		$106,050	$73,371	$14,480		$87,851

Operating margin	12%			13%	10%			12%

Income tax expense[11]	$62,296	$(6,101)	(c,d)	$56,195	$133,226	$(5,985)	(c,d)	$127,241

		8,578	(a)			14,480	(a)
		(3,828)	(c)			660	(c)
		4,827	(d)			6,205	(d)
		156	(e)			—	(e)

Net income/(loss) before non-controlling interest	69,271	9,733		79,004	(36,527)	21,345		(15,182)

		8578	(a)			14,480	(a)
		—	(b)			(2,868)	(b)
		(3,828)	(c)			660	(c)
		4,827	(d)			6,205	(d)
		156	(e)			—	(e)

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net loss per ADS	$69,274	$9,733		$79,007	$(55,365)	$18,477		$(36,888)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited for diluted net loss per ADS [12]	$858,431	1,216		859,647	$(31,139)	3,048		$(28,091)

Net income/(loss) attributable to Sohu.com Limited for diluted net loss per ADS	$927,705	10,949		938,654	$(86,504)	21,525		$(64,979)

Diluted net income/(loss) from continuing operations per ADS attributable to Sohu.com Limited	$1.75			$2.00	$(1.40)			$(0.94)

Diluted net income/ (loss) from discontinued operations per ADS attributable to Sohu.com Limited	$21.74			21.76	$(0.79)			$(0.71)

Diluted net income/(loss) per ADS attributable to Sohu.com Limited.	$23.49			23.76	$(2.19)			$(1.65)

ADS used in computing diluted net income/(loss) per ADS attributable to Sohu.com Limited	39,501			39,501	39,452			39,452

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for changes in the fair value of the Company’s investments and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for the one-time impairment charge recognized for an investment unrelated to the Company’s core businesses.
[11]

For the income tax expense in 2020, following completion of the Changyou privatization, Changyou changed its policy for its PRC subsidiaries with respect to distribution of cash dividends. As a result, Changyou recognized an additional accrual of withholding income tax of US$88 million in the second quarter of 2020.

[12]

Following the completion on September 23, 2021 of the transaction with Tencent related to Sogou, Sohu no longer has any ownership interest in Sogou. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release exclude results from Sogou operations. For historical statements, the results of operations of Sogou and the gain from its disposal are presented in separate line items as discontinued operations.